SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS JOHN ADEBIYI ♦	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
EDWARD H.P. LAM ♦*	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO

G.S. PAUL MITCHARD QC ♦		HOUSTON
CLIVE W. ROUGH ♦	TEL: (852) 3740-4700	LOS ANGELES
JONATHAN B. STONE *	FAX: (852) 3740-4727	NEW YORK
ALEC P. TRACY *	www.skadden.com	PALO ALTO
WASHINGTON, D.C.
WILMINGTON
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYERS		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
GREGORY G.H. MIAO (NEW YORK)		MOSCOW
ALAN G. SCHIFFMAN (NEW YORK)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

April 4, 2014

VIA EDGAR

Coy Garrison, Staff Attorney

Kristina Aberg Attorney-Advisor

Robert Telewicz, Senior Staff Accountant

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Leju Holdings Limited (CIK No. 0001596856)
Registration Statement on Form F-1 (Registration No.:  333-194505)
Response to the Staff’s Comments dated March 27, 2014

Dear Mr. Garrison, Ms. Aberg, Mr. Telewicz and Ms. Sobotka:

On behalf of our client, Leju Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 27, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 3 to its registration statement on Form F-1 (the “Amended Registration Statement”) and the related exhibits via EDGAR to the Commission.

Set forth below are the Company’s responses to the comments contained in the letter dated March 27, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears.

The Company respectfully advises the Staff that it expects to request the Staff’s declaration of effectiveness of the Amended Registration Statement on April 16, 2014. The Company would appreciate the Staff’s continuing support and assistance.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

*              *              *

Exhibit Index, page II-5

1.                                      Please revise your Exhibit Index to include an Exhibit 8.3 for the opinion of Fangda Partners regarding certain PRC tax matters, indicating that the opinion is included in Exhibit 99.2, or separately file the tax opinion as Exhibit 8.3.

In response to the Staff’s comment, the Company has revised the Exhibit Index to indicate that the opinion of Fangda Partners regarding certain PRC tax matters is included in Exhibit 99.2.

Exhibit 99.2

2.                                      We have reviewed your response to comment 6 of our letter dated March 21, 2014 and Exhibit 99.2 filed with this amendment. We note the statement on page 173 of the prospectus that states, “We believe that Leju Holdings Limited is not a PRC resident enterprise for PRC tax purposes.” We further refer to paragraph II.3 of Fangda Partners’s opinion letter. Based on these statements and the disclosure set forth under the section “People’s Republic of China Taxation,” it remains unclear what constitutes counsel’s tax opinion. Please revise. If you elect to use a short-form opinion, please note that the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the prospectus is the opinion of Fangda Partners, and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to the Division of Corporation Finance Staff Legal Bulletin 19 (Oct. 14, 2011).

In response to the Staff’s comment, the Company has revised page 173 of the Amended Registration Statement and Fangda Partners has revised its opinion filed as Exhibit 99.2.

3.                                      We note that the opinion has been provided solely to the company and may not be relied upon by any other person. Please note that investors in the offering are entitled to rely upon the opinion. Please revise.

In response to the Staff’s comment, Fangda Partners has revised its opinion filed as Exhibit 99.2.

*              *              *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                    Xin Zhou, Chairman, Leju Holdings Limited

Yinyu He, Chief Executive Officer, Leju Holdings Limited

Min Chen, Chief Financial Officer, Leju Holdings Limited

Lawrence Jin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP